SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.  )

Health Insurance Innovations, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

42225K106

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

November 3, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 42225K106	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,033,545
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 1,033,545
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,033,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1%*
14	TYPE OF REPORTING PERSON IA

* Based on information set forth on the Form 10-Q of Health Insurance Innovations, Inc., (the “Company”, “Registrant”, or “HIIQ”) as filed with the Securities and Exchange Commission on November 2, 2017, there were 12,700,986 shares of Class A Common Stock par value $0.001 per share (the “Shares”), of the Company issued and outstanding as of October 30, 2017.

   As of November 3, 2017 (the “Reporting Date”), the Cuttyhunk Master Portfolio (“Cuttyhunk”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”), Tonga Partners, L.P. (“Tonga”), and sundry separately managed accounts, over which J. Carlo Cannell has investment discretion (the “Cannell SMAs” and collectively with Cuttyhunk, Tonga, Tristan and Tristan Offshore, the “Investment Vehicles”), held in the aggregate 1,033,545 Shares.

CUSIP No. 42225K106	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 1,033,545
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 1,033,545
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,033,545
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1%*
14	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Company as filed with the Securities and Exchange Commission on November 2, 2017, there were 12,700,986 shares of Class A Common Stock par value $0.001 per Share of Company issued and outstanding as of October 30, 2017.

   As of Reporting Date the Investment Vehicles held in the aggregate 1,033,545 Shares.

CUSIP No. 42225K106	Page 4 of 9 Pages

   Cannell Capital LLC acts as the investment adviser to to Tonga, Tristan, Tristan Offshore, the Cannell SMAs, and the investor sub-adviser for Cuttyhunk. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.001 per share of Health Insurance Innovations, Inc., a Delaware corporation.
The address of the principal executive offices of the Company is 15438 N. Florida Avenue, Suite 201, Tampa, FL 33613.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC, an investment sub-adviser for the Cuttyhunk Master Portfolio and investment adviser to the Cannell SMAs and to the following entities:

Tonga Partners, L.P.

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

The Cuttyhunk Master Portfolio: $1,400,555

Tonga Partners, L.P.: $4,948,141

Tristan Partners, L.P.: $4,233,954

Tristan Offshore Fund, Ltd.: $1,971,107

Cannell SMAs: $2,916,644

The Investment Vehicles have invested an aggregate amount of approximately $15,470,401 in the Shares.

CUSIP No. 42225K106	Page 5 of 9 Pages

Item 4. Purpose of Transaction

Cannell Capital LLC, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle's investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

Cannell Capital LLC (“CC”) changes its investment position from a passive 13G filing to a so-called active 13D filing because of recent conversations it has enjoyed with the Registrant.

CC believes that HIIQ would benefit from at least one additional board member and especially one who resides outside of Tampa, Florida (where most of the current board members would appear to reside). We believe that this new board member should possess knowledge of and credibility in investing.

Promulgating this change of investment position is the recalcitrance with which the Registrant has responded to the efforts of CC to help shareholders by requesting this innocuous appointment. What is so threatening about the addition of one board seat?

Have you ever asked a drug addict to enjoy a drug test? The manner in which they resist such says a lot about the merit of such. CC is concerned by the style in which the Registrant dodges its fair and reasonable request.

CC hopes to work collaboratively with HIIQ to improve the Company’s Board of Directors. Accordingly, it would be happy to proffer suggestions. The Registrant’s resistance to the expansion of independent views on its Board is no longer acceptable however.

CC reserves the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company’s board of directors, senior management decisions and extraordinary business transactions. Mr. Cannell reserves the right to take such action as he may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.

CC may engage in any of the actions specified in Items 4(a) through 4(j) to the Schedule 13D general instructions.

Except as set forth above, CC has no present plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company's Form 10-Q as filed with the Securities and Exchange Commission on November 2, 2017, there were 12,700,986 Common Shares issued and outstanding as of October 30, 2017.

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 1,033,545 Shares, or approximately 8.1% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cannell SMAs	09/05/2017	1,415	30.9687	Buy
Cuttyhunk	09/05/2017	1,999	30.9687	Buy
Tonga	09/05/2017	6,632	30.9687	Buy
Tristan	09/05/2017	1,848	30.9687	Buy
Tristan Offshore	09/05/2017	830	30.9687	Buy

CUSIP No. 42225K106	Page 6 of 9 Pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cannell SMAs	09/07/2017	4,232	30.6622	Buy
Cuttyhunk	09/07/2017	5,980	30.6622	Buy
Tonga	09/07/2017	19,825	30.6622	Buy
Tristan	09/07/2017	5,529	30.6622	Buy
Tristan Offshore	09/07/2017	2,484	30.6622	Buy
Cannell SMAs	09/08/2017	1,896	29.9407	Buy
Cuttyhunk	09/08/2017	2,679	29.9407	Buy
Tonga	09/08/2017	8,877	29.9407	Buy
Tristan	09/08/2017	2,477	29.9407	Buy
Tristan Offshore	09/08/2017	1,113	29.9407	Buy
Cannell SMAs	09/11/2017	29,615	23.6947	Buy
Cuttyhunk	09/11/2017	14,340	23.6854	Buy
Nashuk	09/11/2017	24,144	23.6854	Buy
Tonga	09/11/2017	47,549	23.6854	Buy
Tristan	09/11/2017	41,300	23.6854	Buy
Tristan Offshore	09/11/2017	19,402	23.6854	Buy
Cannell SMAs	09/12/2017	14,693	19.6842	Buy
Cuttyhunk	09/12/2017	5,309	19.6655	Buy
Nashuk	09/12/2017	4,120	19.6655	Buy
Tonga	09/12/2017	17,602	19.6655	Buy
Tristan	09/12/2017	22,644	19.6655	Buy
Tristan Offshore	09/12/2017	10,632	19.6655	Buy
Cannell SMAs	09/13/2017	2,857	20.3825	Buy
Cuttyhunk	09/13/2017	1,033	20.2862	Buy
Nashuk	09/13/2017	802	20.2862	Buy
Tonga	09/13/2017	3,426	20.2862	Buy
Tristan	09/13/2017	4,413	20.2862	Buy
Tristan Offshore	09/13/2017	2,069	20.2862	Buy
Cannell SMAs	09/27/2017	3,911	18.8677	Buy
Cannell SMAs	09/28/2017	9,001	13.7341	Buy
Cuttyhunk	09/28/2017	2,608	13.7035	Buy
Nashuk	09/28/2017	1,453	13.7035	Buy
Tonga	09/28/2017	8,649	13.7035	Buy
Tristan	09/28/2017	18,751	13.7035	Buy
Tristan Offshore	09/28/2017	8,802	13.7035	Buy
Nashuk	10/17/2017	30,519	21.9811	Sell
Cuttyhunk	10/20/2017	2,912	21.7217	Sell
Cannell SMAs	11/02/2017	4,146	20.1785	Buy
Cuttyhunk	11/02/2017	1,556	20.1785	Buy
Tonga	11/02/2017	5,449	20.1785	Buy
Tristan	11/02/2017	11,813	20.1785	Buy
Tristan Offshore	11/02/2017	5,545	20.1785	Buy

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7. Material to Be Filed as Exhibits
None

CUSIP No. 42225K106	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 3, 2017

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 42225K106	Page 8 of 9 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
The Cuttyhunk Master Portfolio
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Subadviser Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 42225K106	Page 9 of 9 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  November 3, 2017

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member